ASX ANNOUNCEMENT

November 21st, 2011

Results from 2011 Annual General Meeting

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that the 2011 Annual General Meeting of shareholders was held at 10.00 am today (Melbourne time).

All four resolutions that were put before the shareholders were passed on a show of hands.

The proxy votes received in respect of the various resolutions are set out on the attached page.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Thomas G. Howitt
Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)
Phone: +61 3 8412 7000

genetic technologies

Proxy results for 2011 Annual General Meeting

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others
Consideration of financial statements	NO VOTE REQUIRED				
1. Election of Dr. Mervyn Cass					
Numbers of votes received	163,472,354	2,629,493	343,575	197,730	57,750
Percentage of votes cast	98.06%	1.58%	0.21%	0.12%	0.03%
2. Approval of previous issues of shares					
Numbers of votes received	9,165,162	1,004,020	156,276,240	197,730	57,750
Percentage of votes cast	5.50%	0.60%	93.75%	0.12%	0.03%
3. Authorising the granting of options					
Numbers of votes received	8,948,209	1,222,648	156,274,565	197,730	57,750
Percentage of votes cast	5.37%	0.73%	93.75%	0.12%	0.03%
4. Adoption of Remuneration Report					
Numbers of votes received	165,254,308	971,562	219,552	197,730	57,750
Percentage of votes cast	99.14%	0.58%	0.13%	0.12%	0.03%

Notes: The Company currently has a total of 464,605,152 ordinary shares on issue and 3,103 registered shareholders.

Genetic Technologies Limited • **Website**: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040